Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement (relating to 2,600,000 Shares of Common Stock) of CryoLife, Inc. on Form S-8 of our report dated March 1, 2004 relating to the consolidated financial statements of CryoLife, Inc. (the “Company”) as of and for the years ended December 31, 2003 and 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142), appearing in the Annual Report on Form 10-K of CryoLife, Inc. for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
September 20, 2004